Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The Bank of New York Mellon Corporation

	Quarter ended			Six months ended
(dollar amounts in millions)	Sept. 30, 2011	June 30, 2011	Sept. 30, 2010	Sept. 30, 2011	Sept. 30, 2010
Earnings
Income from continuing operations before income taxes	$945	$1,034	$834	$2,928	$2,724
Fixed charges, excluding interest on deposits	116	118	134	366	361
Income from continuing operations before income taxes and fixed charges, excluding interest on deposits	1,061	1,152	968	3,294	3,085
Interest on deposits	66	68	35	182	91
Income from continuing operations before income taxes and fixed charges, including interest on deposits	$1,127	$1,220	$1,003	$3,476	$3,176
Fixed charges
Interest expense, excluding interest on deposits	$87	$88	$106	$277	$282
One-third net rental expense (a)	29	30	28	89	79
Total fixed charges, excluding interest on deposits	116	118	134	366	361
Interest on deposits	66	68	35	182	91
Total fixed charges, including interests on deposits	$182	$186	$169	$548	$452
Earnings to fixed charges ratios
Excluding interest on deposits	9.15	9.74	7.24	9.01	8.54
Including interest on deposits	6.18	6.56	5.94	6.34	7.03

(a)	The proportion deemed representative of the interest factor.